Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the form of proxy and reply slip which have been despatched to you on 28 April 2017, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

(1) WAIVER OF THE PRE-EMPTIVE RIGHTS IN

THE ASSIGNED EQUITY INTERESTS IN A JOINT VENTURE COMPANY,

A CONNECTED TRANSACTION UNDER THE LISTING RULES OF

THE SHANGHAI STOCK EXCHANGE

(2) REMUNERATION PAYMENT METHOD FOR INDEPENDENT SUPERVISORS

(3) ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF

THE NINTH SESSION OF THE SUPERVISORY COMMITTEE

(4) ADJUSTMENT OF PEER BENCHMARK ENTERPRISES UNDER

THE A SHARES SHARE OPTION INCENTIVE SCHEME

(5) AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE APPENDIX

(6) ELECTION OF NON-INDEPENDENT DIRECTORS OF

THE NINTH SESSION OF THE BOARD

(7) ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTORS OF

THE NINTH SESSION OF THE BOARD

Sinopec Shanghai Petrochemical Company Limited will convene the 2016 annual general meeting at North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China on Thursday, 15 June 2017 at 2:00 p.m. Whether or not you are able to attend the 2016 annual general meeting in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time for holding the 2016 annual general meeting (i.e. not later than 2:00 p.m. on Wednesday, 14 June 2017).

Shareholders who intend to attend the 2016 annual general meeting should complete and return the reply slip to the Company on or before Friday, 26 May 2017. The reply slip and the form of proxy have been despatched to the H shares shareholders on 28 April 2017 and have also been published on the websites of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.spc.com.cn).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the 2016 annual general meeting or any adjournment thereof (as the case may be) if you so wish.

A shareholder or his/her/its proxy shall produce necessary proof of identity and provide information which enables the Company to confirm his/her/its identity as a shareholder. For details, please refer to Note II “Registration procedures for attending the AGM” of the notice of 2016 annual general meeting.

13 May 2017

DEFINITIONS

In this circular, unless the context otherwise requires the following expressions shall have the following meanings:

“A Shares Share Option Incentive Scheme”	the A Shares Share Option Incentive Scheme adopted by the Company on 23 December 2014

“AGM” or “Annual General Meeting”	the 2016 annual general meeting to be held at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Thursday, 15 June 2017 at 2:00 p.m.

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors of the Company

“BP East China”	BP Chemical East China Investment Company Limited

“Company”	Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338), the Shanghai Stock Exchange (stock code: 600688) and the New York Stock Exchange (stock short name: SHI)

“Connected Transaction”	the waiver of the pre-emptive rights in the assigned equity interests in Shanghai SECCO, a connected transaction under the Shanghai Listing Rules

“Director(s)”	the director(s) of the Company, including independent non-executive Directors

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	the Stock Exchange of Hong Kong Limited

“H Shares Shareholder(s)”	the Shareholder(s) who/which hold(s) H shares of the Company

“Latest Practicable Date”	11 May 2017 being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

DEFINITIONS

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“SFO”	the Securities & Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shanghai SECCO”	Shanghai SECCO Petrochemical Company Limited, a joint venture company set up by Sinopec Corp., BP East China and the Company

“Shareholder(s)”	the holder(s) of the Company’s shares

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386), the Shanghai Stock Exchange (stock code: 600028), the London Stock Exchange (stock short name: SNP) and the New York Stock Exchange (stock short name: SNP)

“Sinopec Group”	China Petrochemical Corporation

“Sinopec Shanghai Gaoqiao”	Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd, a subsidiary of Sinopec Corp.

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

Executive Directors:	Registered Office:
Wang Zhiqing	48 Jinyi Road
Wu Haijun	Jinshan District
Gao Jinping	Shanghai, PRC
Jin Qiang
Guo Xiaojun	Principal Place of Business in Hong Kong: Room 605 Island Place Tower 510 King’s Road Hong Kong
Non-executive Directors: Lei Dianwu Mo Zhenglin

Independent non-executive Directors:
Choi Ting Ki
Zhang Yimin
Liu Yunhong
Du Weifeng

13 May 2017

Dear Sir or Madam,

(1) WAIVER OF THE PRE-EMPTIVE RIGHTS IN

THE ASSIGNED EQUITY INTERESTS IN A JOINT VENTURE COMPANY,

A CONNECTED TRANSACTION UNDER THE LISTING RULES OF

THE SHANGHAI STOCK EXCHANGE

(2) REMUNERATION PAYMENT METHOD FOR INDEPENDENT SUPERVISORS

(3) ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF

THE NINTH SESSION OF THE SUPERVISORY COMMITTEE

(4) ADJUSTMENT OF PEER BENCHMARK ENTERPRISES UNDER

THE A SHARES SHARE OPTION INCENTIVE SCHEME

(5) AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE APPENDIX

(6) ELECTION OF NON-INDEPENDENT DIRECTORS OF

THE NINTH SESSION OF THE BOARD

(7) ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTORS OF

THE NINTH SESSION OF THE BOARD

LETTER FROM THE BOARD

I.	INTRODUCTION

The purpose of this circular is to provide you with details of certain resolutions to be proposed for approval as ordinary resolutions and special resolutions, as the case may be, at the AGM and provide relevant information to enable you to make an informed decision on whether to vote for or against or abstain from voting on those resolutions. The resolutions and details are set out below.

At the AGM, amongst other things, ordinary resolutions will be proposed to approve (i) the waiver of the pre-emptive rights in the assigned equity interests in a joint venture company, a connected transaction under the Shanghai Listing Rules; (ii) the remuneration payment method for independent supervisors; (iii) the election of non-employee representative Supervisors of the Ninth Session of the Supervisory Committee; (iv) the election of non-independent Directors of the Ninth Session of the Board; and (v) the election of independent non-executive Directors of the Ninth Session of the Board. Special resolutions will be proposed to approve (i) the adjustment of peer benchmark enterprises under the A Shares Share Option Incentive Scheme; and (ii) amendments to the Articles of Association and the Appendix.

II.	WAIVER OF THE PRE-EMPTIVE RIGHTS IN THE ASSIGNED EQUITY INTERESTS IN A JOINT VENTURE COMPANY, A CONNECTED TRANSACTION UNDER THE SHANGHAI LISTING RULES

Reference is made to the announcement published by the Company dated 27 April 2017 in relation to the waiver of the pre-emptive rights in the assigned equity interests in a joint venture company, a connected transaction under the Shanghai Listing Rules.

(i)	Introduction

Shanghai SECCO is a sino-foreign joint venture established by the Company, Sinopec Corp. and BP East China. As of the date of this circular, the registered capital of Shanghai SECCO is US$1,051,526,582. The Company holds a 20% equity interest in Shanghai SECCO; Sinopec Corp. holds a 30% equity interest in Shanghai SECCO while BP East China holds a 50% equity interest in Shanghai SECCO. BP East China intends to assign its 50% equity stake in Shanghai SECCO, through a tendering process, for a consideration of US$1.6815 billion.

In accordance with the provisions in the “PRC Company Law”, “Shanghai SECCO Petrochemical Company Limited Joint Venture Contract” and “Articles of Association of Shanghai SECCO Petrochemical Company Limited”, being one of the shareholders of Shanghai SECCO, the Company has the pre-emptive right to purchase the equity which BP East China intends to assign. Upon the Company receiving the notification from BP East China on its intention to assign its equity interest, the Company considered in view of its own conditions and development strategy, and intends to waive the said pre-emptive rights following internal discussions. Recently, the Company learnt that Sinopec Corp. intends to exercise its pre-emptive rights to purchase the said equity interest through its subsidiary Sinopec Shanghai Gaoqiao for a consideration of US$1.6815 billion, deducting any dividends to be paid by Shanghai SECCO to BP East China for the period between the dates when the transaction’s acquisition agreement is signed and transfer of legal tenure (inclusive of the date). Since Sinopec Corp. is the controlling Shareholder as well as a connected party of the Company, according to the regulation of Shanghai Listing Rules and “Shanghai Stock Exchange Guidelines for Connected Transactions”, the Company’s waiver of the said pre-emptive rights to purchase the equity interests in Shanghai SECCO, a co-invested company with a connected party, constitutes a connected transaction. The 19th meeting of the Eight Session of the Board considered and approved the Company’s waiver of exercising its pre-emptive rights to purchase the equity interest according to the approval process of connected transactions, and agreed to propose the resolution to the AGM. Additionally, the Board agrees, if the transaction of Sinopec Shanghai Gaoqiao’s purchase of the said equity interest with BP East China terminates according to relevant terms in the agreement, and BP East China were to sell those assigned equity interest in Shanghai SECCO within the next 12 months, the Company would waive its pre-emptive rights to purchase the said equity interest provided that the consideration is not less than the equivalent of US$1.6815 billion and the assignee will not re-negotiate the terms of Shanghai SECCO joint venture contract.

LETTER FROM THE BOARD

According to the “Shanghai Stock Exchange Guidelines for Connected Transactions”, for a listed company which intends to waive its pre-emptive rights to purchase an equity interest in a co-invested company with a connected party, the amount of the transaction should be based on the amount involved in waiving the pre-emptive rights. The amount of the Connected Transaction is US$672.6 million (approximately RMB4.64 billion based on the exchange rate US$1:RMB6.9), which is more than 5% of the Company’s latest audited net assets. Therefore, it is subject to approval by the Shareholders in a general meeting.

The Connected Transaction does not constitute a connected transaction under the Hong Kong Listing Rules. The Company proposed the resolution for Shareholder’s approval pursuant to the requirements of the Shanghai Listing Rules.

The Connected Transaction does not constitute a significant asset restructuring as stipulated under the “Management of Significant Asset Restructurings of Listed Companies” of China Securities Regulatory Commission (“CSRC”).

LETTER FROM THE BOARD

(ii)	Introduction of Sinopec Corp. (a Connected Party in respect of the Connected Transaction)

1.	Background

Name of corporation	China Petroleum & Chemical Corporation

Type of corporation	Other limited liability company (listed)

Registered location	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Legal representative	Wang Yupu

Registered capital	RMB121,071,209,646

Major operating business	Oil and gas exploration and extraction, pipeline transmission and marketing; oil refining; production, marketing, storage and transportation of petrochemicals, chemical fibers, chemical fertilizers and other chemical products; import, export and import/export agency business of crude oil, natural gas, refined oil products, petrochemicals, chemicals, and other commodities and technologies; and the research, development and application of technology and information

Major shareholder	China Petrochemical Corporation

2.	Description of the Connected Relationship under the Shanghai Listing Rules

Sinopec Corp., controlling Shareholder of the Company, holds a 50.56% equity interest of the Company as at the Latest Practicable Date and is regarded as the Company’s connected party under the Shanghai Listing Rules.

3.	Financial Information

Unit: in RMB millions
Item	31 December 2016 (Audited)

Total assets	1,498,609
Total equity attributable to equity shareholders of the Company	712,232
Operating income	1,930,911
Net profit attributable to equity shareholders of the Company	46,416

LETTER FROM THE BOARD

(iii)	General information of the subject matter of the Connected Transaction

1.	Name and Type of Connected Transaction

The Connected Transaction is about the Company’s waiver of exercising its pre-emptive rights to purchase an equity interest in Shanghai SECCO, a co-invested company with the Company’s connected party, Sinopec Corp..

2.	Background of Shanghai SECCO

Name of corporation	Shanghai SECCO Petrochemical Company Limited

Type of corporation	Other holdings limited company (Sino-foreign Joint Venture)

Date of incorporation	29 October 2001

Registered location	No. 557 Nan Yinhe Road, Shanghai Chemical Industry Park, Shanghai, PRC

Legal representative	James Yim

Registered capital	US$1,051,526,582

Major operating business	Production of ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by products, etc; the sale of these products and purchase of raw materials; provision of after-sales service and technical consultation; the application and development of polymers; and the provision of subsidiary utility services to suppliers and processors.

3.	Shareholding structure of Shanghai SECCO

	Unit: in USD ten thousands
Shareholder	Capital contribution ratio	Capital contribution amount

BP East China	50%	52,576.3291
Sinopec Corp.	30%	31,545.8215
The Company	20%	21,030.5076

LETTER FROM THE BOARD

4.	Financial Information of Shanghai SECCO

	Unit: in RMB thousands
Item	31 December 2016 (Audited)	31 March 2017 (Unaudited)

Total assets	12,179,204	14,284,138
Net assets	10,196,272	11,489,972
Operating income	23,969,408	7,340,272
Net profit	3,778,739	1,293,700
Net profit after deduction of non-recurring profit or loss	3,772,692	1,293,719

PricewaterhouseCoopers Zhong Tian LLP has issued standard unqualified opinions on Shanghai SECCO’s financial statements for the financial year 2016. PricewaterhouseCoopers Zhong Tian LLP is qualified to engage in the audit of securities and future business.

(iv)	Purpose of the Transaction and Influence on the Company

The Company has decided to waive its pre-emptive rights to purchase the assigned equity interests mainly in view of the following considerations:

1)	Taking into consideration the current Shanghai SECCO’s raw material, product structure and geographical positioning, the Company could not achieve greater potential business value by purchasing the equity interests from Shanghai SECCO.

In view of its raw materials and product structure, Shanghai SECCO manufactures chemical products such as ethylene, propylene, polyethylene, polypropylene, styrene, polystyrene, acrylonitrile, butadiene, benzene, toluene and by-products with naphtha as its raw materials. Shanghai SECCO has 13 major petrochemical devices with the ethylene cracking of 1.09 million tons/year as the key device.

The Company experienced six stages of large-scale centralized construction, and as at the end of 2016, its comprehensive processing capacity of crude oil was 14 million tons/year and production capacity was 0.70 million tons/year of ethylene, 0.835 million tons/year of p-xylene, 4.28 million tons/year of organic chemical raw materials, 1.00 million tons/year of plastic resins, 1.09 million tons/year of synthetic fibers raw materials, 0.59 million tons/year of synthetic fibers polymers and 0.28 million tons/year of synthetic fibers. With crude oil as main raw material, the Company produced four types of products through a series of processing procedure such as distillation, cracking, separation, reforming, and reaction, namely, oil products, chemical products, synthetic resin and synthetic fiber polymers and synthetic fiber, including over 60 kinds of products such as gasoline, diesel, jet fuel, ethylene, propylene, p-xylene, benzene, ethylene glycol, polyethylene and polypropylene.

LETTER FROM THE BOARD

The integration of crude oil as raw material for petrochemical units is higher than that of naphtha. A high degree of integration is more beneficial for the optimization of raw material structure and product structure optimization, therefore enhancing the unit’s adaptability of raw material price fluctuations, and also more beneficial to maximize efficiencies. For example, from the view of the economy of ethylene units (the key petrochemical unit), compared with ethylene units that use solely naphtha as raw material, those ethylene unit cracking raw materials offered by integrated plant have advantages in terms of major technical and economic indicators including high value-added products yield and diene yield.

Currently, Shanghai SECCO’s ethylene cracking unit uses naphtha as the only raw material and relies heavily on outsourcing, mainly from subsidiaries of Sinopec Corp. such as Sinopec Shanghai Gaoqiao. The refinery integration cracking unit of the Company is more advantageous on optimization, with a more diversified raw material structure.

In view of the product structure, except gasoline, diesel, jet fuel and other refined oil, the chemical products manufactured by Shanghai SECCO are relatively similar to those of the Company, which are all bulk petrochemical raw materials. As the profitability of bulk petrochemicals raw materials is heavily affected by the cost of raw materials like crude oil, manufacturers may not be able to alleviate the surge of raw materials cost through price rises in a high oil price environment, thereby narrowing their profitability. Accordingly, if the Company acquires the equity interests in Shanghai SECCO, it may elevate such risk, which would be unfavorable to its risk control in a high oil price environment.

In view of geographical positioning, the straight line distance between Shanghai SECCO and the Company is approximately 15 kilometers, having achieved maximum mutual benefit and win-win situation through mutual supply of certain chemical raw materials by means of six mutual supply pipelines, tank car and shipping. The current carrying capacity is close to saturation, while other approaches that will further expand mutual supply capacity such as new pipelines are subject to routing restrictions. Thus, the Company could not achieve further synergies by purchasing the equity interests in Shanghai SECCO.

2)	The Company has drafted a development plan on content type development to further advance the advantages of refining-chemical integration via the optimization of inner resources, utilities and systems, with which the acquisition of equity interest in Shanghai SECCO does not conform.

In accordance with the development targets of the “13th Five-Year Plan” of China’s petrochemical industry, under the background of Sinopec Corp.’s strategy to build up four major petrochemical bases, the Company is mapping its own development. The Company will further tap out its potentials for the content type development by advancing through elaboration, to improve its resources optimization level, thus enhancing its adaptability to different crude oil price environments, improving the level of green production, expanding the optimization of refinery resources, through phase 3 of ethylene plant revamping to expand the ethylene capacity and downstream value chain production capacity to improve its competitiveness. Of these, the Company will further optimize its ethylene raw materials, fully utilize its existing resources of both liquid and gas phase raw materials, to further enhance the diversification of ethylene raw materials. Base on existing devices, the Company will complete its ethylene downstream supporting facilities in order to maximize its edges in inventory and reduce investment. The Company will also continue to expand production capacity in ethylene oxide/ethylene glycol (EO/EG) and polymer where its conventional advantage lies to enhance the economies of scale as well as the Company’s competitiveness.

LETTER FROM THE BOARD

Considering the above, the Company has decided to waive its pre-emptive rights to purchase the assigned equity interests, and considers the decision to be in line with the Company’s business development plan and overall interest. Following the transfer of equity interests of Shanghai SECCO, the Company’s shareholding amount and ratio in Shanghai SECCO remains unchanged. The Company is still an investing shareholder of Shanghai SECCO. The waiver of the pre-emptive rights to purchase the said equity interests does not have a significant impact on the Company’s production operations and financial status.

(v)	Approval Procedure

On 27 April 2017, the Company convened the 19th meeting of the Eighth Session of the Board and the resolution of the “waiver of pre-emptive rights to purchase the assigned equity interests in an invested company and the Connected Transaction” was considered and approved with 7 votes in favor, 0 votes against and 0 abstentions. Pursuant to the Shanghai Listing Rules, Wang Zhiqing, Wu Haijun, Lei Dianwu and Mo Zhengli (the “Connected Directors”), who were deemed interested in the Connected Transaction, abstained from voting. Independent non-executive Directors stated their prior approval opinion and independent opinion regarding this Connected Transaction. This Connected Transaction is subject to the approval by the Shareholders in general meeting and the connected party with a material interests is required to abstain from voting. Sinopec Corp. is required to abstain from voting in the relevant resolution.

III.	REMUNERATION PAYMENT METHOD FOR INDEPENDENT SUPERVISORS

To strengthen the management of the payment of remuneration to the independent Supervisors, the Board proposed to adopt the “Remuneration Payment Method for Independent Supervisors” effective upon the passing of the relevant resolution in the AGM.

Pursuant to the “Remuneration Payment Method for Independent Supervisors”, the standard allowance payable by the Company to the independent Supervisors shall be RMB100,000 per annum payable by two instalments. The Company shall reimburse the independent Supervisors out of pocket expenses necessarily incurred in carrying out their duties in accordance with the Articles of Association and the travel expenses incurred for attending Supervisory Committee meetings, Board meetings and general meetings.

LETTER FROM THE BOARD

IV.	PROPOSED ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF THE NINTH SESSION OF THE SUPERVISORY COMMITTEE

In accordance with the Articles of Association, the term of office of the Eighth Session of the Supervisory Committee is three years and will expire in June 2017. Pursuant to the Articles of Association, Supervisors who are non-employee representatives shall be elected by the Shareholders in general meetings. Zhai Yalin, Fan Qingyong, Zheng Yunrui and Choi Ting Ki have been nominated for election as non-employee representative Supervisors of the Ninth Session of the Supervisory Committee. The Supervisors representing the employees shall be democratically elected and removed from office by the employees. The results of such election will be announced separately.

For biographies of the candidates for the non-employee representative Supervisors of the Ninth Session of the Supervisory Committee, please refer to the Appendix to this circular.

V.	ADJUSTMENT OF PEER BENCHMARK ENTERPRISES UNDER THE A SHARES SHARE OPTION INCENTIVE SCHEME

Reference is made to the announcement published by the Company dated 15 March 2017 in relation to the adjustment of peer benchmark enterprises under the A Shares Share Option Incentive Scheme.

(i)	Introduction to the A Shares Share Option Incentive Scheme

1.	On 15 August 2014, the A Shares Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft) (the “A Shares Share Option Incentive Scheme (Draft)”) was reviewed and approved at the Company’s second meeting of the Eighth Session of the Board and the second meeting of the Eighth Session of the Supervisory Committee respectively.

2.	On 13 October 2014, the A Shares Share Option Incentive Scheme (Draft) of the Company was approved by the State-owned Assets Supervision and Administration Commission of the State Council of PRC (“SASAC”) under an approval document (Guo Zi Fen Pei No. [2014] 1006).

3.	After the A Shares Share Option Incentive Scheme (Draft) of the Company was filed for the record with the CSRC with no objection, the Eighth Session of the Board convened the fourth meeting of the Board on 29 October 2014, and it was decided at the meeting that the 2014 first extraordinary general meeting, the 2014 first A-shareholders class meeting and the 2014 first H-shareholders class meeting would be convened on 23 December 2014 to consider the resolutions in respect of the A Shares Share Option Incentive Scheme.

4.	On 23 December 2014, in accordance with the Hong Kong Listing Rules, the Company’s controlling shareholder, Sinopec Corp., convened a general meeting to review and adopted the A Shares Share Option Incentive Scheme.

LETTER FROM THE BOARD

5.	On 23 December 2014, the Company convened the 2014 first general meeting and the 2014 first A-shareholders class meeting through a combination of on-site voting, online voting (applicable to A-shareholders) and solicitation of votes by independent Directors, and convened the 2014 first H-shareholders class meeting through a combination of on-site voting and solicitation of votes by independent Directors. At the above meetings, the A Shares Share Option Incentive Scheme was reviewed and adopted.

6.	On 6 January 2015, the Resolution regarding the Initial Grant under the A Shares Shares Option Incentive Scheme was reviewed and approved at the Company’s fifth meeting of the Eighth Session of the Board and the sixth meeting of the Eighth Session of the Supervisory Committee respectively.

7.	On 16 March 2016, the Resolution regarding Adjustment of the Peer Benchmark Enterprise for A Shares Share Option Incentive Scheme was reviewed and approved at the eleventh meeting of the Eighth Session of the Board. The Board approved the resolution to replace the previous peer benchmark enterprise Sinopec Yizheng Chemical Fibre Company Limited (“Yizheng Chemical Fibre”) with Shenma Industrial Co., Ltd. (“Shenma”), considering that Yizheng Chemical Fibre changed its core business after a major asset restructuring, and that its industry classification was changed by the CSRC accordingly.

8.	On 14 March 2017, the Resolution regarding Adjustment of the Peer Benchmark Enterprises for A Shares Share Option Incentive Scheme was reviewed and approved at the fifteenth meeting of the Eighth Session of the Supervisory Committee.

9.	On 15 March 2017, the Resolution regarding Adjustment of the Peer Benchmark Enterprises for A Shares Share Option Incentive Scheme was reviewed and approved at the eighteenth meeting of the Eighth Session of the Board. The independent Directors of the Company expressed their independent opinion on the resolution.

The Company convened the eighteenth meeting of the Eighth Session of the Board on 15 March 2017. The Board reviewed and approved The Resolution regarding the Adjustment of Peer Benchmark Enterprises for A Shares Share Option Incentive Scheme of the Company on 15 March 2017.

LETTER FROM THE BOARD

(ii)	Proposed Amendments

According to the annual appraisal, the Board decided to remove North Huajin Chemical Industries Co., Ltd (“Huajin Chemical”) and Shenma from the list of its peer benchmark enterprises based on their current situation. The specific details are as follows:

(a)	According to the “Notice regarding the Sale of All Equity of Xinjiang Fertilizers and Connected Transactions” disclosed by Huajin Chemical on 23 May 2015, Huajin Chemical sold all its shares of Akesu Huajin Chemical Fertilizers Co., Ltd. (“Xinjiang Fertilizers”) to its controlling shareholder, North Huajin Chemical Industries Group Corporation (“Huajin Group”), and reduced Huajin Chemical’s loss by RMB170 million. According to the “Notice regarding the Acquisition of Part of the Income Rights of China ZhenHua Oil in ZhenHua Offshore Oil Company and Connected Transactions” disclosed by Huajin Chemical on 25 September 2015, in September 2015, Huajin Chemical acquired part of the rights of China ZhenHua Oil Co., Ltd. (“ZhenHua Oil”), a company owned by the de facto controller of Huajin Chemical, to the income of ZhenHua Offshore Oil Company from 1 January 2015 to 31 December 2022. Huajin Chemical therefore recorded RMB261 million investment income for 2015, which accounted for 79.4% of its net profit attributable to equity shareholders of the company and 99.4% of the net profit attributable to equity shareholders of the company excluding non-recurring items for the year. Considering that the primary businesses of ZhenHua Offshore Oil Company are exploration and operation of the oil assets owned by the local governments, and that the Company does not carry out any oil exploration business, the Board has decided to remove Huajin Chemical from the list of its peer benchmark enterprises.

(b)	On 16 March 2016, the Board reviewed and approved the resolution concerning adjustment to peer benchmark enterprises, and adopted Shenma as one of the Company’s peer benchmark enterprises. According to the “Notice on Corrections on the Previous Accounting Errors” disclosed by Shenma on 20 April 2016 and the 2014 Annual Report (Revised Version)” as published on 29 April 2016, Shenma’s revenue from its core business decreased by 35.8% from RMB14.88 billion to RMB5.33 billion in 2014; and in 2015, its net profit attributable to equity shareholders of the company was RMB63.1296 million (its net profit excluding non-recurring items was RMB56.2177 million). A change in finance cost in 2015 increased profit by RMB72.44 million as compared to 2014.

In addition, the Board considered that out of the total 12 existing peer benchmark enterprises, there are four listed chemical fiber companies (accounting for one-third). In 2015, the total revenue from the four listed chemical fiber companies was RMB88.834 billion, accounting for 57% of the total revenue of RMB156.407 billion from all peer benchmark enterprises. However, in the case of the Company, the revenue generated from chemical fiber business in 2015 accounted for only 2.97% of its total revenue, while other four major segments (i.e. petroleum products, plastic resin and plastic, intermediate petrochemical products and trade in petrochemical products) accounted for 54.3%, 12.68%, 11.89% and 16.98% respectively. In order to make the composition of the peer benchmark enterprises more reasonable, and taking into account the aforementioned elements, the Board has decided to remove Shenma from the peer benchmark enterprises.

LETTER FROM THE BOARD

After removing Huajin Chemical and Shenma from the peer benchmark enterprises, the number of peer benchmark enterprises was reduced from 12 to 10. In order to maintain a sufficient quantity of samples, the Board, on the basis of the existing core businesses of the Company, has decided to introduce Zhejiang Longsheng Group Co. Ltd. (“Zhejiang Longsheng”) and Sinochem International Corporation (“Sinochem International”) as peer benchmark enterprises after considering the similarity with their core products, and also considering whether the total operating revenue and net profit of those enterprises have been maintained at relatively high levels in the industry. The details are as follows:

(a)	The core business of Zhejiang Longsheng covers special chemicals, basic chemicals, real estate and the provision of services. Its operating revenue and the net profit excluding non-recurring profit and loss in 2015 are RMB14.842 billion and RMB1.653 billion respectively. Based on these two benchmarks, Zhejiang Longsheng is ranked above the 95th percentile in both the categories of chemical raw materials and chemical products manufacturing industries, and meets with the requirements relating to operating revenue and net profit stipulated by the Company for the peer benchmark enterprises. Since the core business of Zhejiang Longsheng covers special chemicals and basic chemicals business and constitutes a relatively substantial proportion of its business, its core business structure is similar to, and also comparable with, that of the Company.

(b)	The core business of Sinochem International covers chemicals and natural rubber business. Its operating revenue and the net profit excluding non-recurring profit and loss in 2015 are RMB43.746 billion and RMB70.7 million respectively. Based on these two benchmarks, Sinochem International is ranked above the 95th and 60th percentile in the categories of chemical raw materials and chemical products manufacturing industries respectively, and meets with the requirements relating to operating revenue and net profit stipulated by the Company for the peer benchmark enterprises. Since the core business of Sinochem International covers chemicals and trading business and constitutes a relatively substantial proportion of its business, its core business structure is similar to, and also comparable with, that of the Company.

According to Article 25 of the A Shares Share Option Incentive Scheme, in the course of conducting the annual appraisal, if there is any material change in the core business of any of the peer benchmark enterprises, the Board may eliminate or replace such enterprise. In view of the above, the Board has decided to adjust the peer benchmark enterprises mentioned above and to submit such adjustment to the AGM for consideration.

The impact of the adjustment on the relevant appraisal benchmarks of the peer benchmark enterprises for the year of the first exercise of the initial grant of share options is shown in the below table:

		Compound	Percentage
		growth rate of	of the core
		net profit	business revenue
		in 2015	of the total
	Return on	(with 2013 as	revenue
Items	equity in 2015	base year)	in 2015

75th percentile (before adjustment)	5.54%	54.21%	98.63%

75th percentile (after adjustment)	7.04%	26.25%	99.35%

*	Note: The net profit as indicated above refers to the net profit excluding non-recurring items.

LETTER FROM THE BOARD

The adjustment of peer benchmark enterprises has been reviewed and approved at the eighteenth meeting of the Eighth Session of the Board and the fifteenth meeting of the Eighth Session of the Supervisory Committee.

(iii)	Hong Kong Listing Rules Implications

Pursuant to note (2) to Rule 17.03(18) of the Hong Kong Listing Rules, any alterations to the terms and conditions of the A Shares Share Option Incentive Scheme which are of a material nature or any change to the terms of the options granted must be approved by the Shareholders, unless where the alterations take effect automatically under the existing terms of the A Shares Share Option Incentive Scheme. Due to the impact of the adjustment on the appraisal result of the first exercise of the initial grant of share options, according to Article 47 of the A Shares Share Option Incentive Scheme, the proposed adjustment is subject to the approval of the Shareholders at the AGM.

LETTER FROM THE BOARD

VI.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE APPENDIX

In light of the circumstances of the Company and to further enhance the governance of the Company, the Board proposed to make the following amendments to the Article of Association and its appendix. The amendments are set forth as follows:

1.	Proposed Amendments to Articles of Association

Current Article in Articles of Association	Proposed Amendment to the Article

Addition	Article 11 In accordance with the Company Law and the Constitution of the Communist Party of China (the “Party”), the Company hereby set up Party organizations. The Party organizations play the role of political core in the Company. The Company shall set up related Party working organs and maintain an adequate level of staffing to handle Party affairs as well as sufficient funding necessary for the activities of the Party organizations.

Article 113 ……Each specialist committee shall have the following basic responsibilities……	Article 114 ……Each specialist committee shall have the following basic responsibilities…

	4)	Major responsibilities of the strategic committee are:

		(i)	to study the development strategies of the Company and advise the Board on the same;

		(ii)	to study any single project with an investment representing more than 5% of the latest audited net assets of the Company and advise the Board on the same;

		(iii)	to study material investment proposals and material investment projects that are subject to the decision of the Board, and other material matters that will affect the development of the Company, at the request of the Chairman, more than half of the Independent Directors or more than one-third of the Directors and advise the Board on the same;

LETTER FROM THE BOARD

Current Article in Articles of Association	Proposed Amendment to the Article

	(iv)	to perform other duties as assigned by the Board;

	(v)	to fulfil other responsibilities as imposed by the securities regulatory authorities in domestic and foreign places where the Company is listed;

	(vi)	to inspect and study the implementation of the above matters and propose any suggestions for improvement and adjustment to the Board on a timely basis.

Addition	Article 127 If any matters to be resolved by the Board involve any significant matters such as direction of reform and development, key objectives, and priority operational arrangements of the Company, the board of directors should seek advice from the Party committee. When the board of directors appoints the management personnel of the Company, the Party committee shall consider and provide comments on the candidates for management positions nominated by the board of directors or the president, or recommend candidates to the board of directors and/or president.

Remarks: There are two additional articles for the proposed amendment. Subsequent existing articles will be renumbered accordingly.

LETTER FROM THE BOARD

2.	Proposed Amendments to Rules of Procedures for the Board of Directors’ Meetings

Current Article in the Rules of Procedures	Proposed Amendment to the Article

Article 3 The Board shall establish audit, nomination,

remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions…

Article 3 The Board shall establish audit, nomination, strategic, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions………
Each specialist committee shall have the following basic responsibilities…
	(4)	Major responsibilities of the strategic committee are:
Each specialist committee shall have the following basic responsibilities……		(i)	to study the development strategies of the Company and advise the Board on the same;

		(ii)	to study any single project with an investment representing more than 5% of the latest audited net assets of the Company and advise the Board on the same;

		(iii)	to study material investment proposals and material investment projects that are subject to the decision of the Board, and other material matters that will affect the development of the Company, at the request of the Chairman, more than half of the Independent Directors or more than one-third of the Directors and advise the Board on the same;

		(iv)	to perform other duties as assigned by the Board;

		(v)	to fulfil other responsibilities as imposed by the securities regulatory authorities in domestic and foreign places where the Company is listed;

		(vi)	to inspect and study the implementation of the above matters and propose any suggestions for improvement and adjustment to the Board on a timely basis.

LETTER FROM THE BOARD

Current Article in the Rules of Procedures	Proposed Amendment to the Article
Addition

Article 5 If any matters to be resolved by the Board involve any significant matters such as direction of reform and development, key objectives, and priority operational arrangements of the Company, the board of directors should seek advice from the Party committee. When the board of directors appoints the management personnel of the Company, the Party committee shall consider and provide comments on the candidates for management positions nominated by the board of directors or the president, or recommend candidates to the board of directors and/or president.

Remarks:	There is an additional article for the proposed amendment. Subsequent existing articles will be renumbered accordingly.

VII.	PROPOSED ELECTION OF NON-INDEPENDENT DIRECTORS OF THE NINTH SESSION OF THE BOARD

In accordance with the Articles of Association, the term of office of the Eighth Session of the Board is three years and will expire in June 2017. Pursuant to the Articles of Association, Directors shall be elected by Shareholders at Shareholders’ general meetings. The following persons have been nominated for election as non-independent Directors of the Ninth Session of the Board:

Wang Zhiqing

Wu Haijun

Gao Jinping

Jin Qiang

Guo Xiaojun

Zhou Meiyun

Lei Dianwu

Mo Zhenglin

For biographies of the candidates for the non-independent Directors of the Ninth Session of the Board, please refer to Appendix to this circular.

VIII.	PROPOSED ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTORS OF THE NINTH SESSION OF THE BOARD

In accordance with the Articles of Association, the term of office of the Eighth Session of the Board is three years and will expire in June 2017. Pursuant to the Articles of Association, Directors shall be elected by Shareholders at Shareholders’ general meetings. Zhang Yimin, Liu Yunhong, Du Weifeng and Pan Fei have been nominated for election as independent non-executive Directors of the Ninth Session of the Board.

For biographies of the candidates for the independent non-executive Directors of the Ninth Session of the Board, please refer to Appendix to this circular.

LETTER FROM THE BOARD

IX.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

X.	NOTICE OF AGM

The AGM is to be held at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Thursday, 15 June 2017 at 2:00 p.m. The notice convening the AGM for the H Shares Shareholders was published on the websites of Hong Kong Exchanges and Clearing Limited and the Company on 27 April 2017 and despatched to the H Shares Shareholders.

Whether or not you are able to attend the AGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time for holding the AGM (i.e. not later than 2:00 p.m. on Wednesday, 14 June 2017).

Shareholders who intend to attend the AGM should complete and return the reply slip to the Company on or before Friday, 26 May 2017. The reply slip and the form of proxy have been despatched to the H Shares Shareholders on 28 April 2017 and have also been published on the websites of Hong Kong Exchange and Clearing Limited (www.hkexnews.com.hk) and the Company (www.spc.com.cn).

In accordance with the Shanghai Listing Rules, Sinopec Corp. will abstain from voting on the resolution approving the waiver of the pre-emptive rights in the assigned equity interests in a joint venture company, a connected transaction under the Shanghai Listing Rules, at the AGM. As at the Latest Practicable Date, to the best of the Company’s knowledge, information and belief, save for Sinopec Corp. who is required to abstain from voting on the relevant resolution, no Shareholder is required to abstain from voting on the relevant resolution at the AGM.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the AGM will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

XI.	RECOMMENDATION

The Directors consider that the resolutions to be proposed at the AGM are fair and reasonable and are in the best interests of the Company and the Shareholders as a whole. The Directors (including the independent non-executive Directors) recommend the Shareholders to vote in favour of all the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

XII.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Sinopec Shanghai Petrochemical Company Limited
Wang Zhiqing
Chairman

APPENDIX	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Biographies of candidates for the non-employee representative supervisors:

Zhai Yalin, aged 53, is an External Supervisor of the Company, Deputy Director of the Auditing Bureau of Sinopec Group, and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai has been an External Supervisor of the Company since June 2008. Mr. Zhai started his career in 1986 and successively served as Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has concurrently held the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from the Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Fan Qingyong, aged 52, is Deputy Chief of the Supervisory Bureau and member of the Discipline Inspection Group of Sinopec Group, Deputy Director of the Supervisory Department of Supervisor of Sinopec Refinery & Marketing Limited. Mr. Fan started his career in 1987, and has held various positions, including Deputy Director of the Communist Party Office of No. 2 Oil Plant and Director of Corporate Management Department of Fushun Petrochemical Company, Discipline Inspector (Deputy level) and Deputy Director of the Second Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.), and Director of the First Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.). He has been the Deputy Director of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. since April 2010. He served as Supervisor of Sinopec Star Petroleum Co., Ltd. from July 2010 to April 2015. He has served as a member of the Discipline Inspection Group of the Communist Party Committee of Sinopec Group and Supervisor of Sinopec Refinery & Marketing Limited since May 2012. Mr. Fan graduated from Fushun Normal College (now known as Fushun Teachers College) majoring in Chinese in 1987, from Liaoning Normal University majoring in Chinese in July 1991, and obtained a master’s degree in law from Renmin University of China, majoring in law in January 2003. He is a professor-grade senior professional by professional title and is qualified to practice law.

Zheng Yunrui, aged 51, is an Independent Supervisor of the Company and a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science and Law in the PRC and a member of the Expert Advisory Committee of Shanghai Yangpu People’s Procuratorate. He has served as the Company’s Independent Supervisor since December 2014. Mr. Zheng is an independent director of Hangzhou Innover Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002767), Yangzhou Chenhua New Material Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300610), and Shandong Jiangquan Industry Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600212). Mr. Zheng obtained a master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Shenzhen, Shenyang, Xuzhou and Wuxi.

APPENDIX	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Choi Ting Ki, aged 62, is an Independent Non-executive Director and the chairman of the Audit Committee of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. Mr. Choi has been an Independent Non-executive Director of the Company since June 2011. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978. He joined KPMG in the same year and has held various positions, including Partner of the audit department of KPMG Hong Kong Office, Executive Partner of KPMG Shanghai Office, Principal Partner of KPMG Huazhen Shanghai Office as well as Principal Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

Biographies of candidates for the members (including independent non-executive Directors) of the Ninth Session of the Board:

Mr. Wang Zhiqing, aged 55, is an Executive Director, Chairman, President, Deputy Secretary of the Communist Party Committee and a member of Nomination Committee of the Company. Mr. Wang started his career in 1983 and has held various positions, including Deputy Leader of the preparatory team for the chemical fibre plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fibre plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fibre plant. Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex from June 1999 to December 2001, Vice President cum Chief Engineer of SINOPEC Luoyang Company from February 2000 to December 2001, Manager of SINOPEC Luoyang Company from December 2001 to October 2006, Leader of the preparatory team for a Sinopec refinery project in Guangxi from July 2005 to May 2007, manager of SINOPEC Jiujiang Company from October 2006 to December 2008, President of SINOPEC Jiujiang Company from December 2008 to July 2010, President and Deputy Secretary of the Communist Party Committee of the Company since July 2010, and Executive Director of the Company since December 2010. He was Vice Chairman of the Company from December 2010 to June 2013 and Director and Chairman of Shanghai SECCO from February 2011 to March 2015. Mr. Wang was appointed Chairman of the Company in June 2013, and was appointed Vice Chairman of Shanghai SECCO in March 2015. He graduated from the East China Petroleum Institute with a bachelor’s degree in engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a doctorate’s degree in engineering in 2006, majoring in chemical engineering and technology. In addition, he graduated from The Open University of Hong Kong and China Europe International Business School with a master’s degree in business administration in 2001 and 2013, respectively. He is a professor-grade senior engineer by professional title.

As at the Latest Practicable Date, Mr. Wang is deemed to be interested in 500,000 underlying A shares in respect of share options granted to him under the A Shares Share Option Incentive Scheme within the meaning of Part XV of the SFO.

APPENDIX	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Wu Haijun, aged 54, is an Executive Director and Vice Chairman of the Company, and a Director, President and Secretary of the Communist Party Committee of Shanghai SECCO. Mr. Wu joined the Shanghai Petrochemical Complex (the “Complex”) in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp. from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of Shanghai SECCO. From April 2010 to February 2011, Mr. Wu was President of Shanghai SECCO. In April 2010, he was appointed Secretary of the Communist Party Committee of Shanghai SECCO and in June 2010 he was appointed Director and Vice Chairman of the Company. From February 2011 to March 2015, he acted as Vice President of Shanghai SECCO, and was appointed President of Shanghai SECCO in March 2015. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a bachelor’s degree in engineering. In 1997, he obtained a master’s degree in business administration from the China Europe International Business School. He is a senior engineer by professional title.

Gao Jinping, aged 50, is an Executive Director, Vice Chairman, Secretary of the Communist Party Committee and Vice President of the Company. Mr. Gao joined the Complex in 1990 and has held various positions, including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Company. Mr. Gao was Deputy Secretary of the Communist Party Committee from May 2003 to March 2013, Chairman of the Labour Union of the Company from May 2003 to November 2013, and was a director of the Company from June 2004 to June 2006. Mr. Gao was the Secretary of the Communist Party Discipline Supervisory Committee from April 2006 to March 2013, and was Supervisor and Chairman of the Supervisory Committee of the Company from June 2006 to April 2013. He has been Secretary of the Communist Party Committee of the Company since March 2013, as well as Vice President of the Company since April 2013. In June 2013, Mr. Gao was appointed as an Executive Director of the Company. In June 2014, Mr. Gao was appointed as Vice Chairman of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He holds professor-grade senior professional technical qualification.

As at the Latest Practicable Date, Mr. Gao is deemed to be interested in 500,000 underlying A shares in respect of share options granted to him under the A Shares Share Option Incentive Scheme within the meaning of Part XV of the SFO.

APPENDIX	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Jin Qiang, aged 51, is an Executive Director and Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Chief of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Co., Ltd., and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Company. Mr. Jin was Deputy Chief Engineer of SINOPEC Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. In June 2014, Mr Jin was appointed Executive Director of the Company. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 with a bachelor’s degree in engineering majoring in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a professor-grade senior engineer by professional title.

As at the Latest Practicable Date, Mr. Jin is deemed to be interested in 430,000 underlying A shares in respect of share options granted to him under the A Shares Share Option Incentive Scheme within the meaning of Part XV of the SFO.

Guo Xiaojun, aged 47, is an Executive Director and Vice President of the Company. Mr. Guo joined the Complex in 1991. He has held various positions, including Director of the Polyolefin Integrated Plant in the Plastics Division, Deputy Chief Engineer in the Plastics Division, Deputy to the Manager, Deputy Manager and Manager cum Deputy Secretary of the Communist Party Committee of the Company. He was Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013 and has served as Vice President of the Company since April 2013. In June 2014, Mr. Guo was appointed Executive Director of the Company. He graduated from the East China University of Science and Technology in 1991 with a bachelor’s degree in engineering, majoring in basic organic chemical engineering and obtained a master’s degree majoring in chemical engineering from the East China University of Science and Technology in April 2008. He is a senior engineer by professional title.

As at the Latest Practicable Date, Mr. Guo is deemed to be interested in 430,000 underlying A shares in respect of share options granted to him under the A Shares Share Option Incentive Scheme within the meaning of Part XV of the SFO.

Zhou Meiyun, aged 47, is Vice President and Chief Financial Officer of the Company. Mr. Zhou joined the Complex in 1991 and has held various positions, including Officer, Assistant to Manager, Deputy Manager and Manager of the Finance Department of the Company. He was appointed Manager of the Finance Department of Shanghai SECCO in May 2011 and Vice President and Chief Financial Officer of the Company in February 2017. Mr. Zhou graduated from the Shanghai University of Finance and Economics in 1991 with a bachelor’s degree in economics majoring in accounting, and obtained a master’s degree in economics from the Huazhong University of Science and Technology majoring in western economics in 1997. He is a senior accountant by professional title.

APPENDIX	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Lei Dianwu, aged 54, is a Non-executive Director of the Company, Secretary to the board of directors, Chief Economist, Assistant to the President of Sinopec Group, and Vice President of Sinopec Corp., the controlling shareholder of the Company. From June 2005, Mr. Lei has served as Non-executive Director of the Company. Mr. Lei has held various positions, including Deputy Director of Planning Division and Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, and Vice President and manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager of Yangzi Petrochemical Company and Deputy Director of its Joint Venture Office, Director of the Development and Planning Division of China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he was Director of Development and Planning Division of Sinopec Corp. Mr. Lei was appointed Assistant to the President of Sinopec Group in March 2009, and Vice President of Sinopec Corp. in May 2009, and Chief Economist of Sinopec Group in August 2013. From October 2015, Mr. Lei has acted as the Secretary to the board of directors of Sinopec Group. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute majoring in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Mo Zhenglin, aged 52, is a Non-Executive Director of the Company, Deputy Director and Chief Accountant of the Chemical Division of Sinopec Corp., and Director of Shanghai SECCO. In June 2014 Mr. Mo was appointed as Non-executive Director of the Company. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department of Beijing Yanshan Petrochemical Corporation and Chief Accountant and Director of the Finance Department of its Refinery Division, and Deputy Chief Accountant of SINOPEC Beijing Yanshan Company and Chief Accountant of its Refinery Division. He served as Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of SINOPEC Beijing Yanshan Company from April 2002 to August 2008. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. since August 2008, and Director of Shanghai SECCO since November 2008. In March 2015, he was appointed Deputy Director of the Chemical Division of Sinopec Corp. Mr. Mo obtained a bachelor’s degree in management from Zhongnan University of Economics in 1986, majoring in finance and accounting. He is a senior accountant by professional title.

Zhang Yimin, aged 62, is an Independent Non-executive Director and the chairman of the Remuneration and Appraisal Committee and the Nomination Committee of the Company and a Professor of Economics and Finance at the China Europe International Business School. He has been an Independent Non-Executive Director of the Company since October 2013. Mr. Zhang has been an independent director of Shanghai Huayi Group Corporation Ltd. (listed on the Shanghai Stock Exchange, stock code: 600623) since April 2015. Mr. Zhang obtained a doctorate’s degree majoring in finance and political studies at the Business School of the University of British Columbia, Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of the University of British Columbia, Canada, Assistant Professor at the Business School of the University of New Brunswick, Canada, and Associate Professor of Economics and Finance Department at the City University of Hong Kong. He was appointed as Professor of the China Europe International Business School in September 2004. His major area of research is in operations, financing and industrial economic studies. He possesses a wealth of professional expertise and experience.

APPENDIX	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Liu Yunhong, aged 40, is an Independent Non-executive Director and a member of the Audit Committee of the Company, Assistant to General Manager of Hwabao Securities Co. Ltd. and General Manager of Investment Banking Department of Hwabao Securities Co. Ltd. He is also the Deputy Head of the Institute of International M&A and Investment, Renmin University of China. He has been an Independent Non-executive Director of the Company since June 2015. Mr. Liu is an independent director of Guangdong HEC Technology Holding Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600673) and Shanghai Aerospace Automobile Electromechanical Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600151). From June 2008 to August 2010, Mr. Liu has been the Head of Legal and Compliance Division of Guotai Asset Management Co., Ltd. From October 2008 to August 2010, Mr. Liu conducted post-doctoral research in economics at Guanghua School of Management, Peking University and was conferred as an assistant professor and master postgraduate instructor. From October 2010 to July 2012, he worked for fund product development and supervision of listed companies at the Shanghai Stock Exchange. From August 2012 to September 2013, Mr. Liu was General Manager of Investment Banking Department of Aerospace Securities Co., Ltd. Since October 2013, Mr. Liu has been the General Manager of the Institutional Business Department of Hwabao Securities Co. Ltd. Since May and September 2015, Mr. Liu has been the General Manager of the Investment Banking Department and Assistant to General Manager of Hwabao Securities Co. Ltd., respectively. Since May 2014, Mr. Liu has been Deputy Head of the Institute of International M&A and Investment, Renmin University of China. Mr. Liu obtained a doctorate’s degree in law from Renmin University of China, majoring in civil and commercial Law in 2008. Mr. Liu is a research fellow by professional title and a member of the Audit Committee, the Remuneration and Appraised Committee and the Nomination Committee.

Du Weifeng, aged 40, is an Independent Non-executive Director, a member of the Audit Committee, Remuneration and Appraisal Committee and the Nomination Committee of the Company and a Partner of Beijing JunZeJun (Shanghai) Law Offices. He has served as the Company’s Independent Non-executive Director since June 2015. Mr. Du began his career in July 1998. He has held various positions, including Clerk and Assistant Judge of Shanghai Pudong New Area People’s Court and worked as a lawyer at Watson & Band Law Offices in Shanghai and at Wintell & Co Law Firm in Shanghai. He has been a Partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. With extensive experience as a lawyer. Mr. Du is the designated lawyer of some banks’ headquarters, Shanghai branches, Shanghai branch of the state-owned asset management companies and private asset management companies. Mr. Du obtained a bachelor’s degree in Commercial Law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. He also obtained a master’s degree in business administration from China Europe International Business School in 2013.

Pan Fei, aged 60, is an Independent Supervisor of the Company and a Professor of Accounting of the Accounting School at Shanghai University of Finance and Economics. He has served as the Company’s Independent Supervisor since June 2015. Mr. Pan is an independent director of Universal Scientific Industrial (Shanghai) Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 601231), an independent non-executive director of China Hengshi Foundation Company Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 1197), an independent director and independent non-executive director of Orient Securities Company Limited (listed on both the Shanghai Stock Exchange and the Main Board of the Hong Kong Stock Exchange, stock code: 600958 and 3958, respectively). Mr. Pan began his career in 1983. He had been the Lecturer and Associate Professor at the Shanghai University of Finance and Economics. In 2000, he was appointed as Professor of Accounting of Shanghai Finance University. From 2000 to 2015, he served as the Associate Dean of the Accounting School at Shanghai University of Finance and Economics. Mr. Pan has extensive experience in teaching accounting, research and corporate consultation. Mr. Pan graduated from Shanghai University of Finance and Economics majoring in accounting in January 1983 and obtained a master’s degree in accounting majoring in cost management accounting from the Shanghai University of Finance and Economics in January 1991. He has also obtained a doctorate’s degree in accounting majoring in accounting theory from the Shanghai University of Finance and Economics.

APPENDIX	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Save as disclosed above, the candidates listed above (i) do not and did not hold any directorships in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (ii) do not have relationships with any Directors, Supervisors, senior management, controlling Shareholders, substantial Shareholders or de facto controllers of the Company; and (iii) do not have any interest in the Shares or underlying Shares within the meaning of Part XV of the SFO. None of the candidates listed above has ever faced any disciplinary action by the CSRC or other relevant authorities, nor has been sanctioned by any stock exchange.

The resolutions in respect of election of the non-employee representative Supervisors of the Ninth Session of the Supervisory Committee will be proposed at the 2016 AGM. If the resolutions are approved at the 2016 AGM, the newly appointed Supervisors of the Ninth Session of the Supervisory Committee will each enter into a supervisor’s service contract with the Company on or around the date of 2016 AGM. The term of office will begin on the date of passing of the resolution at the 2016 AGM and expire in June 2020. The remuneration of the newly appointed independent Supervisors will be determined in accordance with the “Remuneration System for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting and the “Remuneration Payment Method for Independent Supervisors” to be approved at the 2016 AGM. The Company will disclose the amount of remuneration received by each Supervisor in the relevant annual reports. The Supervisor’s remuneration will not be covered in the supervisor’s service contract.

The resolutions in respect of election of members of the Ninth Session of the Board will be proposed at the 2016 AGM. If the resolutions are approved at the 2016 AGM, the newly appointed Directors of the Ninth Session of the Board will each enter into a director’s service contract with the Company on or around the date of 2016 AGM. The term of office will begin on the date of passing of the resolution at the 2016 AGM and expire in June 2020. The remuneration of the newly appointed Directors (excluding independent non-executive Directors) will be determined in accordance with the “Remuneration System for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting, while the allowances for the newly appointed independent non-executive Directors will be implemented in accordance with the “Remuneration System for Independent Directors” at the Company’s 2007 annual general meeting. The Company will disclose the amount of remuneration received by each of the Directors in the relevant annual reports. The Director’s remuneration will not be covered in the director’s service contract.

Save as disclosed above, the Company was not aware of any information in respect of the candidates for election as Supervisors and Directors that needs to be disclosed pursuant to Rule 13.51(2) (h) to Rule 13.51(2)(v) of the Hong Kong Listing Rules, nor was the Company aware of any matters that need to be brought to the attention of the Shareholders.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF 2016 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2016 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at North Building, Jinshan Hotel, No.1 Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Thursday, 15 June 2017 at 2:00 p.m.

Items to be considered at the AGM

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions by way of non-cumulative voting:

(1)	2016 Work Report of the Board of Directors;

(2)	2016 Work Report of the Supervisory Committee;

(3)	2016 Audited Financial Statements of the Company;

(4)	2016 Profit Distribution Plan of the Company;

(5)	2017 Financial Budget Report of the Company;

(6)	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2017, and the authorization to the Board to fix their remuneration;

(7)	The waiver of the pre-emptive rights in the assigned equity interests in a joint venture company, a connected transaction under the Listing Rules of the Shanghai Stock Exchange;

(8)	The Remuneration Payment Method for Independent Supervisors; and

NOTICE OF ANNUAL GENERAL MEETING

(9)	The election of the non-employee representative supervisors of the Ninth Session of the Supervisory Committee:

9.01	Zhai Yalin

9.02	Fan Qingyong

9.03	Zheng Yunrui

9.04	Choi Ting Ki

SPECIAL RESOLUTIONS

To consider and pass the following special resolutions by way of non-cumulative voting:

(10)	Adjustment of peer benchmark enterprises under the A Shares Share Option Incentive Scheme of the Company;

(11)	The amendments to both the Articles of Association of the Company and the appendix as proposed by the Board, and the authorization to the chairman of the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosures, registrations and filings (including wording amendments as requested by the regulatory authorities).

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions by way of cumulative voting:

(12)	The election of non-independent directors of the Ninth Session of the Board:

12.01	Wang Zhiqing

12.02	Wu Haijun

12.03	Gao Jinping

12.04	Jin Qiang

12.05	Guo Xiaojun

12.06	Zhou Meiyun

12.07	Lei Dianwu

12.08	Mo Zhenglin

NOTICE OF ANNUAL GENERAL MEETING

(13)	The election of independent non-executive directors of the Ninth Session of the Board:

13.01	Zhang Yimin

13.02	Liu Yunhong

13.03	Du Weifeng

13.04	Pan Fei

Details of the resolutions proposed at the AGM will be set out in the circular of the Company to the holders of the Company’s H shares to be despatched by the Company in due course. The details will also be made available on the websites of the Shanghai Stock Exchange (www.sse.com.cn), Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.spc.com.cn).

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wang Zhiqing
Chairman

Shanghai, the PRC, 27 April 2017

NOTICE OF ANNUAL GENERAL MEETING

Notes:

I.	Attendee of the AGM

1.	Eligibility for attending the AGM

Holders of A shares whose names appear on the domestic shares register of the Company maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch, and holders of H shares whose names appear on the register of members of the Company maintained by Hong Kong Registrars Limited at the close of business on Monday, 15 May 2017 are eligible to attend the AGM. Unregistered holders of H shares who wish to attend the AGM shall lodge the transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Monday, 15 May 2017.

2.	Proxy

(1)	A member eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

(2)	A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorising the attorney to sign or other authorisation document(s) must be notarised.

(3)	To be valid, the form of proxy and/or the power of attorney or other authorisation document(s) which has/have been notarised must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the AGM (i.e. not later than 2:00 p.m. on Wednesday, 14 June 2017). Holders of A shares shall deliver the relevant document(s) to the Company at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postal code: 200540. Holder of H shares shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Company does not receive the original copy of the relevant document(s) before the aforesaid time, the shareholder will be deemed as having not attended the AGM and the relevant form of proxy will be deemed void.

3.	The directors, the supervisors and senior management of the Company

4.	The lawyers of the Company

5.	Others

NOTICE OF ANNUAL GENERAL MEETING

II.	Registration procedures for attending the AGM

1.	A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a representative is appointed by the corporate shareholder to attend the meeting, the representative shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.	Shareholders who intend to attend the AGM should complete and return the reply slip for 2016 AGM to the Company on or before Friday, 26 May 2017. For details, please refer to the reply slip for 2016 AGM.

III.	Others

1.	Each shareholder or his/her proxy shall exercise his/her voting rights by way of poll.

2.	In respect of resolutions no. 12 and 13 regarding election of directors, as required under Article 120 of the Articles of Association and Article 63 of the Rules of Procedure for Shareholders’ General Meeting, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors will be elected in a shareholders’ general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either give all of his/her/its votes to one candidate, or allocate his/her/its votes to several persons. Meanwhile, independent directors and the other Board members are to be elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company and as more than two directors will be elected, the cumulative voting system will be adopted when voting on the relevant resolutions and counting the votes.

In this election of directors, independent directors and other Board members will be elected separately. To ensure that your voting rights is fully exercised, the following notes basing on resolution no. 12 as an example briefly explain matters that you should be aware of when completing the number of votes under the “cumulative voting system” (matters to be aware of in respect of resolution no. 13 are the same as for resolution no. 12). Please refer to the following explanation and fill in your votes for resolutions no. 12 and 13:

(i)	In respect of resolution no. 12, each share you hold has voting rights equal to the total number of non-independent directors to be elected. For example, if you hold 1 million shares, and the total number of non-independent directors to be elected is eight, the total number of shares for which you have the voting rights under resolution no. 12 will be 8 million shares (i.e. 1 million shares x 8 = 8 million shares).

NOTICE OF ANNUAL GENERAL MEETING

(ii)	Please state the number of votes in the column “for” and/or “against” you give to each of the candidates for election as non-independent director. Please note that you may give equal number of votes to each candidate, or give all your votes as represented by the shares you hold to one particular candidate as non-independent director, or a certain number of votes as represented by the shares you hold to certain candidates (one, two, three to eight, similar hereinafter) as non-independent director. For example, if you own 1 million shares of the Company, and 8 directors should be elected in this election, the total number of shares for which you have the voting rights under resolution no. 12 is 8 million shares. Out of the 8 million shares, you can either share your voting rights equally to 8 candidates for election as non-independent directors so that you may vote 1 million shares to each candidate (vote for or against); or, give all of the 8 million votes to one particular candidate as non-independent director (either for or against), or, 4 million shares to candidate A (either for or against), 2 million shares to candidate B (either for or against), 1.5 million shares to candidate C (either for or against), and the remaining 500,000 shares to candidate D (either for or against) as non-independent director.

(iii)	After you have allocated all the voting rights represented by all of the shares held by you to a certain number of candidates for non-independent directors, you do not have further voting rights in respect of other candidates for non-independent director. That is, the sum of all the voting rights you voted for or against the eight candidates for election as non-independent director shall not exceed the total number of voting rights represented by the shares held by you.

(iv)	Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director exceeds the total number of voting rights represented by the shares held by you, all your votes shall become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director is less than the total number of voting rights represented by the shares held by you, your votes are valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own 1 million shares, and 8 non-independent directors should be elected in this election, the total number of votes as represented by your shares under resolution 12 will be 8 million: (a) if you have stated “8 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for non-independent director, then your voting rights are fully utilized, and you do not have any further votes in relation to other candidates for non–independent director. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution no. 12, then all your votes in respect of resolution no. 12 will become void; or (b) if you have stated “5 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “2 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such 7 million shares are valid, whilst the remaining 1 million shares which have not been allocated shall be deemed to have been abstained from voting.

NOTICE OF ANNUAL GENERAL MEETING

(v)	Where the total number of votes in favor of a candidate for non-independent director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the votes for exceed the votes against, that candidate will be elected as a non-independent director. If the number of non-independent directors so elected exceeds the number of non-independent directors to be elected, then those receiving the most number of votes in favor shall be elected as non-independent directors (provided that if two or more candidates receiving lesser votes in favor have an equal number of votes, and the election of whom would cause the number of persons elected to exceed the number of non-independent directors to be elected, then such candidates will be deemed to have not been elected). If an insufficient number of non-independent directors are elected at the shareholders’ general meeting to fill the number of non-independent directors to be elected, then a further round of voting will be conducted for the remaining positions, until all the non-independent directors have been elected.

3.	The AGM is expected to last for less than a working day. Shareholders or their proxies who will attend the AGM shall be responsible for their own transportation and accommodation expenses.

4.	Notes to the holders of the Company’s H shares:

Date of closure of register of members in relation to the eligibility of attending the AGM

The register of members of the Company’s H shares will be closed from Tuesday, 16 May 2017 to Thursday, 15 June 2017 (both days inclusive), during which period no transfer of H shares will be effected in order to confirm the shareholders’ eligibility to attend the AGM. Unregistered holders of the Company’s H shares who wish to attend and vote at the AGM should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Monday, 15 May 2017.

Date of closure of register of members in relation to the distribution of final dividend to holders of the Company’s H shares

The Board of the Company has proposed to distribute a dividend for the year 2016 of RMB0.25 per share (tax inclusive) (the “Final Dividend”) based on the total share capital of the Company on the record date for dividend distribution. Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend will be distributed on or around Thursday, 13 July 2017 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 26 June 2017. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

The register of members of the Company’s H shares will be closed from Wednesday, 21 June 2017 to Monday, 26 June 2017 (both days inclusive), during which period no transfer of H shares will be effected in order to confirm the shareholders’ entitlement to receive the Final Dividend. Unregisterd holders of the Company’s H shares who wish to receive the Final Dividend should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited at Shops 1712–1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Tuesday, 20 June 2017.

For domestic individual and corporate investors who invested in H shares of the Company via Southbound Trading, the Company has entered into “The Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the “CSDC Shanghai Branch”), pursuant to which, the CSDC Shanghai Branch, as the nominee holder of H shares of the Company for the investors of Southbound Trading, will receive cash dividend distributed by the Company and distribute the cash dividend to the relevant investors of Southbound Trading through its depository and clearing system. The arrangement of the record date of the investors of Southbound Trading is consistent with that of the Company’s H shares shareholders. The Final Dividend is expected to be paid within three business days of Southbound Trading from Thursday, 13 July 2017. The Final Dividend payable to the investors of Southbound Trading who invested in H shares of the Company will be paid in RMB.

Withholding of both corporate and individual income tax on dividends

Pursuant to the Law of the People’s Republic of China on Enterprise Income Tax and its implementation rules and the relevant provisions, when the Company distributes dividends to its shareholders who are overseas non-resident enterprises on the register of members of H shares of the Company, the Company has the obligation to withhold the enterprise income tax at a rate of 10%. All shares registered in the name of non-individual shareholders on the register of members of H shares of the Company, including HKSCC (Nominees) Limited, other corporate nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise shareholders and, thus, the income tax will be withheld on the dividends received. If any holder of the Company’s H shares would like to change his/her/its residency status, please enquire about relevant procedures with his/her/its nominee or trustee.

Pursuant to the Guo Shui Han [2011] No. 348 issued by the State Administration of Taxation, for individual holders of the Company’s H shares (the “Individual H Shares Shareholders”), the Company shall withhold and pay the individual income tax for dividends on behalf of such shareholders. Meanwhile, the Individual H Shares Shareholders may be entitled to relevant tax preferential treatments under the tax agreements between the PRC and the countries in which the Individual H Shares Shareholders reside or under the tax arrangements between Mainland China and Hong Kong (Macau). For Individual H Shares Shareholders who are Hong Kong or Macau residents or who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company will withhold and pay individual income tax at the rate of 10% on behalf of such Individual H Shares Shareholders. For Individual H Shares Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company may make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Announcement of the State Administration of Taxation in relation to Issuance of the “Administrative Measures on Preferential Treatment Entitled by Non-residents Under Tax Treaties” ). For Individual H Shares Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of higher than 10% but lower than 20% in respect of dividend, the Company will withhold and pay individual income tax at the actual agreed tax rate on behalf of such Individual H Shares Shareholders. For Individual H Shares Shareholders who reside in a country which has not entered into any tax agreement with the PRC or which has entered into a tax agreement with the PRC stipulating a tax rate of 20% in respect of dividend, or under any other circumstances, the Company will withhold and pay the individual income tax at a tax rate of 20% on behalf of such Individual H Shares Shareholders.

NOTICE OF ANNUAL GENERAL MEETING

Pursuant to the Notice on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No. 81):

For dividends gained by the Mainland China investors who invest in H shares of the Company via the Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income tax at the rate of 20% on behalf of such individuals and investment funds. The Company will neither withhold nor pay income tax of the dividends received by corporate investors, and the tax should be declared and paid by the corporate investors themselves.

For dividends received by Hong Kong investors (enterprises or individuals) that invest in A shares of the Company via the Shanghai-Hong Kong Stock Connect, income tax shall be withheld at the tax rate of 10% by the Company and the Company shall undergo the procedure of tax withholding and declaration with the tax authorities in charge. For investors who reside in a country which has entered into a tax agreement with the PRC stipulating a tax rate of less than 10% in respect of dividend, the enterprises or individuals may apply to the taxation authority of the Company for tax preference of the tax agreement by themselves or authorize the tax withholding obligator to file such an application. The taxation authority in charge will, after verification and approval, refund the taxes based on the difference between the taxes levied and the taxes payable calculated according to the tax rate of the tax agreement.

The Company will determine the country of residence of the Individual H Shares Shareholders based on the registered address as recorded in the register of members of the Company’s H shares (the “Registered Address”) as at the close of business on Monday, 26 June 2017 and will withhold and pay individual income tax on that basis. If the country of residence of the Individual H Shares Shareholder is not the same as the Registered Address, the Individual H Shares Shareholder shall notify the Company’s H shares share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, and provide relevant supporting documents not later than 4:30 p.m. on Tuesday, 20 June 2017. If the Individual H Shares Shareholders do not provide relevant supporting documents to the Company’s H shares share registrar within the time limit stated above, the Company will determine the country of residence of the Individual H Shares Shareholders based on the Registered Address recorded in the register of members of the Company’s H shares as at the close of business on Monday, 26 June 2017.

NOTICE OF ANNUAL GENERAL MEETING

The Company will assume no liability and will not entertain any claims arising from and whatsoever in respect of any delay or error in determination of the residency status of the H shares shareholders of the Company or any disputes over the tax withholding mechanism.

If holders of the Company’s H shares have any questions regarding the aforesaid arrangements, please consult your taxation advisor on the taxation impact in Mainland China, Hong Kong and other countries (regions) for owning and disposing of the Company’s H shares.

The record date, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced in a separate public announcement.

5.	The Secretariat for the AGM is: The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050